

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2014

Via E-mail
Mr. Frederick Wilkinson
President and Chief Executive Officer
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

Re: Impax Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-34263

Dear Mr. Wilkinson:

We have reviewed the above filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates, page 54

1. You state that you "monitor actual credit memos issued to your customers and compare such actual amounts to the estimated provisions…to assess the reasonableness of the various reserves." Given your disclosure that "We do not have the ability to specifically link any particular sales credit to an exact sales transaction," please describe the way in which you analyzed the credits in order to determine that the chargeback, rebate and returns reserves were reasonable and were not overstated or understated at December 31, 2010, 2011, 2012 and 2013 and at September 30, 2014. Also, tell us:
    - why you cannot link any particular sales credit to an exact sales transaction; and
    - how you were able to determine the amount of the change in estimate recorded for each reserve or that the amount was not material in 2011, 2012 and 2013 and the nine months ended September 30, 2014.

Mr. Frederick Wilkinson
Impax Laboratories, Inc.
November 26, 2014
 Page 2

Notes to Consolidated Financial Statements
12. Alliance and Collaboration Agreements
Distribution, License, Development and Supply Agreement with AstraZeneca UK Limited, page
F-41

2. Please provide a detailed analysis of the facts and circumstances and the authoritative
   accounting literature supporting your accounting for the $43.6 million "transition
   payments" as a reduction of the $130 million payment in 2012 and for the $3.3 million
   adjustment as a reduction of the initial cost of the Zomig product rights in 2013. Also
   provide us an analysis of any alternative accounting you considered but did not apply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Jim
Peklenk at (202) 551-3661 if you have questions regarding the comments. In this regard, do not
hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Joel Parker for

Jim B. Rosenberg
Senior Assistant Chief Accountant